Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

	2011	2010

A Net income as reported, IFRS ($ millions)	1,572	924
B Items adjusting net income ($ millions)	(2)	(25)
C Net income, US GAAP ($ millions)	1,570	899
D Weighted average number of shares outstanding	854,518,000	888,744,000
E Net additional shares issuable for diluted earnings per share calculation (IFRS)	22,094,000	25,041,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	22,082,000	25,024,000

IFRSs
Basic earnings per share (A/D)	1.84	1.04
Diluted earnings per share (A/(D+E))	1.79	1.01

UNITED STATES GAAP
Basic earnings per share (C/D)	1.84	1.01
Diluted earnings per share (C/(D+F))	1.79	0.98